

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSI(
WASHINGTON, D.C. 20549-0402



March 11, 2003

Katherine Haar
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Re: Autodesk, Inc.

Dear Ms. Haar:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by the TIAA-CREF for inclusion in Autodesk's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Autodesk therefore withdraws its March 3, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Peter C. Clapman
Senior Vice President & Chief Counsel
Corporate Governance
Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

March 3, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Stockholder Proposal for Inclusion in Autodesk, Inc. 2003 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Autodesk, Inc., a Delaware corporation (the "*Company*" or "*Autodesk*"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2003 Annual Meeting of Stockholders (the "*Proxy Statement*"), the supporting statement thereto, and a copy of this letter. The Company currently expects to hold its 2003 Annual Meeting of Stockholders in June 2003 and to distribute the Proxy Statement on or about May 23, 2003.

By letter dated January 17, 2003, the Teachers Insurance and Annuity Association-College Retirement Equities Fund ("*TIAA-CREF*") submitted a proposal (the "*Proposal*"), together with a supporting statement (the "*Supporting Statement*"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> RESOLVED, that shareholders request the Board of Directors adopt and disclose in the Proxy Statement, a new Policy designating the intended use of shareholders' equity in future management compensation programs, and submit for shareholder approval equity plans that comply with the Policy. That "Equity Policy" should include:
>
> - The proportion of Autodesk's equity intended to be transferred to employees through stock plans, as measured by possible percentage dilution; and the distribution of this wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Performance hurdles that must be met, or "indexing" features utilizing and consistently applying an applicable index or indexes as reported in newspapers of national circulation, that govern vesting of options or lapsing of restrictions on shares granted.

- Other measures to ensure that executives face financial risk as associated with stock ownership if the stock price declines.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for each of the following, separately sufficient, reasons:

1. The Proposal deals with matters relating to the conduct of ordinary business operations of the Company, and accordingly may be omitted in accordance with Rule 14a-8(i)(7);

2. The Proposal has been substantially implemented, and accordingly may be omitted in accordance with Rule 14a-8(i)(10);

3. The Proposal, if implemented, would cause the Company to violate state law, and accordingly may be omitted in accordance with Rule 14a-8(i)(2); and

4. Portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and accordingly may be omitted in accordance with Rule 14a-8(i)(3).

In accordance with Rule 14a-8 promulgated under the Exchange Act and the discussion below, we hereby request the concurrence of the Division of Corporation Finance (the "*Division*") of the Securities and Exchange Commission (the "*Commission*") that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Company's Proxy Statement.

I. Under Rule 14a-8(i)(7), the Proposal may be omitted because it would interfere with the conduct of ordinary business operations.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy statement if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). The Commission stated in its

Release accompanying the amendments to Rule 14a-8 in 1998 that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*").

As explained by the Commission in the 1998 Release, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g. significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frame or methods for implementing complex policies.

The Proposal should be omitted from the Proxy Statement under the first prong of the Commission's Rule 14a-8(i)(7) analysis because the subject matter relates to "general compensation matters" and the Division has stated that "proposals involving 'the management of the workforce…' relate to ordinary business matters. Staff Legal Bulletin No. 14A (July 12, 2002) ("*SLB 14A*") (citing the 1998 Release). Additionally, the Proposal should be omitted from the Proxy Statement under the second prong of the Commission's Rule 14a-8(i)(7) analysis because the Proposal impermissibly micro-manages Autodesk's compensation plans and policies by seeking to impose specific methods for implementing those plans and policies.

A. The Proposal addresses "general compensation matters."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

In a recent staff legal bulletin, the Division addressed the matter of shareholder proposals relating to shareholder approval of equity compensation plans and whether such proposals may be excluded from a company's proxy materials under Rule 14a-8(i)(7). SLB 14A. In this legal bulletin the Division reaffirmed that it agrees with "the view of companies that they may exclude proposals that relate to general compensation matters in reliance on rule 14a-8(i)(7)." The Division went on to say that the public debate regarding shareholder approval of equity compensation plans had risen to a level where the Division has decided to modify its treatment of these shareholder proposals so as to reduce the instances in which companies may rely upon Rule 14a-8(i)(7) to omit a proposal from its proxy materials. However, the Division noted that it was "not addressing or commenting on any other positions concerning shareholder proposals relating to equity compensation or cash compensation." As a result, Autodesk is relying on the Division's historical approach to compensation proposals in excluding the Proposal from the Proxy Statement.

The Division has stated that proposals addressing "executive compensation" raise "significant policy issues" and do not relate to a registrant's "ordinary business." We recognize that since 1992, executive compensation matters generally do not fall under the first prong of the Commission's Rule 14a-8(i)(7) analysis, which concerns the subject matter of shareholder proposals. See *Baltimore Gas and Electric Co.* (February 13, 1992) (finding that "[i]n view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.") Therefore, such proposals cannot be excluded from a registrant's proxy materials. *Reebok International Limited* (March 16, 1992) (proposal requested that a compensation committee be established to evaluate executive compensation).

However, the Commission has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees:

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Xerox Corporation (March 25, 1993).

The Division has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." *Huntington Bancshares* (January 11, 2001) (proposal requested that a company plan be amended so that cash incentive awards would be based not only on return on average shareholders' equity, but also return on average assets and customer satisfaction surveys). The Division has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). *ConAgra Foods, Inc.* (June 8, 2001) (proposal amending equity plan terms and requiring accounting changes); *Sempra Energy* (January 30, 2001) (proposal recommended limitations on the issuance of stock options and stock derivatives).

For example, in AT&T Corp. (February 28, 2000), the Division concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Division acknowledged that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)." See also *Bio-Technology General Corp.* (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate). Therefore, while executive officer compensation alone may be the proper subject matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Division has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. *Comshare, Incorporated* (September 5, 2001).

If adopted, the Proposal requests that the Autodesk Board of Directors adopt and disclose in its Proxy Statement an "Equity Policy" that includes "the proportion of the Autodesk's equity intended to be transferred to *employees* through stock plans...and the distribution of this wealth opportunity intended within the company, between the CEO, Senior Executives, *and other employees*" (emphasis added). In addition, the Proposal calls for the Equity Policy to include "performance hurdles that must be met, or 'indexing' features utilizing and consistently applying an applicable index or indexes as reported in newspapers of national circulation, that govern vesting of options or lapsing of restrictions on shares granted" with no specific reference to which employees these hurdles and features will apply.

The Proposal, if adopted, would require Autodesk to disclose information in its Proxy Statement relative to its entire workforce, and apply explicit performance hurdles and index-based vesting restrictions on grants to all employees made pursuant to the Company's various equity compensation plans. Instituting a regime of performance hurdles or index vesting standards would impact any grant under these equity compensation plans made to all current and new employees of Autodesk, substantially impacting the Company's ability and flexibility to compensate and incentivize its employees. Thus, the Proposal is not limited to equity compensation plans that benefit only executive officers and directors and so the Proposal relates to "general compensation matters" and it may be excluded under Rule 14a-8(i)(7).

In addition, the Proposal, if adopted, would require Autodesk to "submit for shareholder approval equity plans that comply with the Policy." A recent staff bulletin addressed the Division's position on the exclusion of proposals that request companies submit for shareholder approval all equity compensation plans that would potentially result in material dilution to existing shareholders. SLB 14A. The Division stated

> [g]oing forward, we will take the following approach to rule 14a-8(i)(7) submissions concerning proposals that relate to shareholder approval of equity compensation plans:...*Proposals that focus on equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce*. If the proposal seeks to obtain shareholder approval of all such equity compensation plans, without regard to their potential dilutive effect, a company may rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials.

SLB 14A. For proposals that focus on equity compensation plans that may be used to compensate the general workforce only, with no senior executive officer or director participation, the preceding approach also applies. SLB 14A.

The Proposal would affect both equity compensation plans that Autodesk uses to compensate its senior executive officers, directors and its general workforce, and equity compensation plans focusing on only the general workforce. Under Autodesk's 1996 Stock Plan, incentive stock options, nonstatutory stock options, stock purchase rights and long-term performance awards may be granted to employees, which by definition under the 1996 Stock Plan includes officers and directors. Under Autodesk's Nonstatutory Stock Option Plan, stock options may be granted to employees and consultants, which by definition under the Nonstatutory Stock Option Plan, does *not* include officers and directors. The Nonstatutory Stock Option Plan is the only equity compensation plan that has not been approved by Autodesk's stockholders. The Proposal does not specifically address which of the Company's equity compensation plans should be submitted for shareholder approval; however, by its terms the Proposal would effectively apply to all of the Company's equity compensation plans.

Furthermore, the Proposal seeks to obtain shareholder approval of equity plans that comply with the Equity Policy without regard to their potential dilutive effect. The Proposal does not specifically seek shareholder approval of equity plans because such equity compensation plans may have a dilutive effect on shareholders. Neither the Proposal nor the Supporting Statement advocate submitting Autodesk's equity compensation plans to the shareholders for approval because of the dilutive effects those plans may have on existing shareholders. Instead, the Proposal only seeks shareholder approval of equity plans to essentially ensure those plans comply with the Equity Policy. In fact, the only mention of dilution in the Proposal is that the Equity Policy should include the "proportion of Autodesk's equity intended to be transferred to employees through stock plans, as measured by possible percentage dilution."

Thus, the Proposal does not seek shareholder approval of equity compensation plans because of their potential dilutive effect, and it may be excluded under Rule 14a-8(i)(7).

B. The Proposal impermissibly "micro-manages" the Company.

Shareholder proposals that micro-manage companies are also excludable under the second prong of the Commission's Rule 14a-8(i)(7) analysis. The Division consistently permits the exclusion of shareowner proposals that go beyond addressing a policy issue and instead seek to micro-manage a particular aspect of a company's activities. For example, the Division generally does not grant no-action relief on ordinary business grounds where shareowner proposals broadly address the policy issue of whether or not a company should make charitable contributions. See, e.g., *General Mills, Inc.* (June 25, 1998); *Aluminum Co. of America* (December 19, 1997) (shareowner proposals requesting that companies refrain from making any charitable contributions). However, notwithstanding the fact that a company's charitable contribution policy involves a policy matter that is "extraordinary in nature and beyond [a] [c]ompany's ordinary business operations," the Division permits the omission of shareowner proposals that micro-manage the company by seeking to require that a company contribute to or not contribute to specific charitable donees. *AT&T Corp.* (February 17, 2000) (requiring the inclusion of a proposal broadly dealing with charitable contributions because it "involve[d] a matter of basic corporate policy, which is extraordinary in nature and beyond the [c]ompany's ordinary business operations," and distinguishing such a proposal from those that "pertain to a particular type of charitable organization"). See also *Minnesota Mining and Manufacturing Co.* (January 3, 1996) (permitting exclusion of a shareowner proposal requesting the company to make charitable or political contributions to organizations or campaigns promoting certain causes); *Pacific Gas & Electric Co.* (January 22, 1997) (permitting exclusion of a shareowner proposal criticizing contributions to a specific charity, despite the fact that the proposal dealt "with the social issue of the advocacy of legal rights for Mexican Americans.").

Similarly, in the context of reviewing proposals addressing significant environmental issues, the Division has concurred that a company may exclude proposals that go beyond the particular policy issue and interfere with a company's ability to make complex judgments by mandating specific procedures, essentially micro-managing a company. For example, in E.I. du Pont de Nemours and Co. (March 8, 1991), the Division permitted the exclusion of a shareholder proposal that addressed the phase-out of certain chemicals and development of a program on research and marketing substitutes. In granting no-action relief, the Division wrote that "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." See also *Pacific Telesis Group* (February 21, 1990) (granting no-action relief where environmental proposal required certain detailed steps with respect to operating matters); *E.I. du Pont de Nemours* (February 13, 1990) (granting no-action relief where environmental proposal required the implementation of specific reclamation and monitoring procedures in the conduct of uranium milling and disposal activities).

In the same manner, the Proposal is excludable because, if adopted, it seeks to micro-manage the responsibility of the Board of Directors for determining how best to create equity compensation arrangements for employees. The Proposal should be omitted from Autodesk's Proxy Statement because it impermissibly micro-manages the Company's equity compensation plans by seeking to impose specific criterion on the grant of equity compensation.

Whereas shareholders might be in a position to determine the general desirability of performance-based executive compensation, they are not in a position to make an "informed judgment" as to the complex decision choosing among the numerous methods of creating performance-based incentives. The institution of performance hurdles, index-based vesting and other measures to ensure employees face financial risk may have significant consequences for the compensation program's tax treatment, accounting treatment, effectiveness and consistency with Autodesk's business performance objectives. For example, the selection of performance criteria can affect whether performance-based compensation qualifies for deductibility under shareholder-approved performance criteria for purposes of Section 162(m) of the Internal Revenue Code. Likewise, a board could determine it to be more effective and consistent with the company's long-term performance goals to tie stock options to gains in net income or revenue instead of relative stock price performance. Each of these design considerations are not inconsistent with a general policy of having performance-based criteria for stock options, yet carry significant implications for a company, as to which stockholders as a group may not be in the best position to understand. As such, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release.

Autodesk must maintain the flexibility to continue to grant equity compensation in the most effective way it can so that the Company can continue to attract and retain the best work force possible. However, the Proposal would clearly restrict the ability of the Company's Board of Directors to determine the types of compensation paid to employees of the Company generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and Board of Directors of the Company. Thus, the Proposal micro-manages the Company's compensation plans and policies and it may be excluded under Rule 14a-8(i)(7).

C. The Proposal cannot be revised to cure the defects causing exclusion under Rule 14a-8(i)(7).

The Division has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a registrant's "ordinary business operations," the entire proposal may be excluded. *E*TRADE Group, Inc.* (October 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value); *K-Mart Corporation* (March 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor, child labor or who fail to comply with laws protecting employee rights).

Notwithstanding the foregoing, the Company recognizes that proponents have been permitted to revise proposals when it was not clear whether the proposals were directed at "executive compensation" or the company's "general compensation matters." The Division has permitted proponents to revise such proposals to clearly apply to "executive compensation," which is outside the "ordinary business operations" of a company. *El Paso Energy Corporation* (March 9, 2001) (proposal to eliminate restricted stock grants referred to "executives" and "managers"); *Milacron, Inc.* (January 24, 2001) (proposal referred to "all officers and top management"); and *Broadwing, Inc.* (February 9, 2000) (proposal referred to "executives"). See also Staff Legal Bulletin No. 14 (July 13, 2001) ("*SLB 14*").

However, in those cases where proposals clearly apply to a registrant's "general compensation matters," the Division does not permit proponents to revise proposals to apply to "executive compensation." *E.I. du Pont de Nemours and Company* (March 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); *Sempra Energy* (January 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); *AT&T Corp.* (February 28, 2000) (proposal related to stock-based compensation generally).

The language of the Proposal makes clear that the Proposal is directed to apply to the Company's general compensation matters. Had TIAA-CREF intended for the Proposal to relate only to executive compensation, then TIAA-CREF would have made this clear by explicitly limiting the Proposal to executive compensation plans. TIAA-CREF did exactly this in a recent shareholder proposal TIAA-CREF sent to SBC Communications Inc. In the SBC proposal TIAA-CREF stated, "RESOLVED, that shareholders request the Board of Directors include the following provisions in *all executive compensation plans* that make available to senior executives shares or options on shares in the equity of the company…" (emphasis added). *SBC Communications Inc.* (February 7, 2003). In the Proposal TIAA-CREF chose not to use the same limiting language and instead requested for example that the Equity Policy include "the proportion of the Autodesk's equity intended to be transferred to *employees* through stock plans...and the distribution of this wealth opportunity intended within the company, between the CEO, Senior Executives, *and other employees*" (emphasis added).

It is clear that the Proposal addresses the Company's "general compensation matters," because it applies to an Equity Policy that would govern the compensation plans covering employees generally and is not limited to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

II. Under Rule 14a-8(i)(10), the Proposal may be omitted as it has been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal from a company's proxy statement if the company has already substantially implemented the proposal. For a proposal to be omitted under this Rule, the proposal need not be implemented in full or precisely as presented; the standard is one of substantial implementation. Release No. 34-20091 (August 16, 1983). A determination of whether an issuer has substantially implemented a proposal depends upon whether the issuer's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Division has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. See *The Talbots, Inc.* (April 5, 2002) (proposal requesting that company commit itself to implementation of a code of conduct based on International Labor Organization human rights standards excludable because the company had established and implemented its own standards for business practice); *The Gap, Inc.* (March 16, 2001) (proposal requesting that board prepare a report on child labor practices of company's suppliers excludable because the company had established and implemented a code of vendor conduct prohibiting employment of underage workers); *Kmart Corporation* (February 23, 2000) (proposal requesting that board report on company's vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents excludable because the company had established and implemented a vendor workplace code of conduct). Autodesk has existing policies, practices and procedures that it believes compare favorably with the request of the Proposal to adopt and disclose a policy relating to equity compensation.

The Proposal, if implemented, would require the Board of Directors to adopt and disclose an equity policy designating the intended use of shareholders' equity in compensation programs, which policy should include instituting new disclosure obligations and new characteristics.

However, Autodesk has already adopted or instituted several measures that compare favorably with the guidelines of the Proposal.

Disclosure Obligations Regarding the Transfer of Equity to Employees. Autodesk has already substantially implemented the Proposal by complying and continuing to comply with the requirements of Item 201(d) of Regulation S-K. Pursuant to Item 201(d) of Regulation S-K, as amended and effective for proxy statements for meetings after June 15, 2002, Autodesk is required to include in its proxy statement and/or annual report on From 10-K detailed information about the use of its equity compensation plans. Specifically, the new provisions of Item 201(d) require Autodesk to disclose the number of securities to be issued upon exercise of outstanding options, warrants and rights, the number of securities remaining available for future issuance under equity compensation plans and any formulas by which the number of securities available for issuance equity compensation plans may be automatically increased. In addition, the Compensation and Human Resources Committee of the Board of Directors of Autodesk is also responsible for producing an annual report on compensation policies and practices for inclusion in the Company's proxy statement. See discussion below on "*The Role of the Compensation and Human Resources Committee*."

Institution of Performance or Index-Based Vesting and Measures to Face Financial Risk. Autodesk has already substantially implemented the proposal by providing for the use of performance criteria as a basis for the vesting of grants under its equity compensation plans. Both the 1996 Stock Plan and the Nonstatutory Stock Option Plan allow the plan administrator to determine the terms and characteristics of any award granted under the plan. Additionally, both plans provide that administrator "shall determine any conditions which must be satisfied before the Option may be exercised. In doing so, the Administrator may specify that an Option may not be exercised until either the completion of a service period *or the achievement of performance criteria* with respect to the Company or the Optionee" (emphasis added). Also, neither plan restricts the methods that the Administrator may use in establishing vesting schedules. The Proposal, if adopted, would require Autodesk to establish performance hurdles or indexing features to govern vesting schedules; however, Autodesk's equity compensation plans already provide for such measures. Autodesk currently utilizes a time-based vesting method for most equity grants, which is the standard practice for companies similarly situated to Autodesk. The Company has the flexibility to require the additional forms of vesting suggested by TIAA-CREF. If the Company believes such terms will be effective in attracting, retaining and motivating any particular employee or employees, it can and will utilize these additional vesting measures.

The Proposal would also require that measures be put in place to ensure that executives face financial risk as associated with stock ownership. Executives and employees that are shareholders of Autodesk may face downside financial risk by incurring diminishing returns on their investment when the stock price declines, as do all shareholders of Autodesk. Furthermore, optionees of Autodesk also face downside financial risk when the Company's stock price declines below the option exercise price. Autodesk uses equity as one component of an employee's overall compensation package. Equity compensation, such as the grant of stock options, functions as compensation that the employee receives in lieu of cash compensation. If the Company's stock price drops below the exercise price of the option grants, the option is "out-of-the-money" and that component of the employee's overall compensation loses any current cash value to the employee. Thus, the employee receives less than the intended value of their overall compensation package.

The Role of the Compensation and Human Resources Committee. Autodesk has already substantially implemented the Proposal by establishing a committee of the board of directors to structure and evaluate employee compensation matters, which discloses its policies and procedures in an annual report to shareholders contained in the Company's proxy statement. The Board of Directors of Autodesk has established its Compensation and Human Resources Committee to ensure that the Company has programs in place to attract, retain, and develop a highly effective management team and to discharge the Board's responsibilities relating to certain compensation matters of the Company, specifically with regard to the approval of compensation for the Company's executive officers. The Board of Directors of Autodesk has adopted a charter for the Compensation and Human Resources Committee that sets forth the Committee's responsibilities and authority. These responsibilities include approving the philosophy and structure of the compensation and benefit programs for executives of the Company and, as may be deemed from time to time appropriate, for other Company employees.

The Compensation and Human Resources Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's proxy statement. In the proxy statement for the Company's 2002 Annual Meeting of Stockholders, the Report of the Compensation Committee of the Board of Directors included a discussion of Autodesk's executive compensation program, with specific information regarding the particular policies and practices used by the Committee in determining compensation for executives. Moreover, the report includes a specific paragraph on the use of equity-based compensation as part of the Company's executive compensation program.

Based on the foregoing established policies, practices and procedures, Autodesk has substantially implemented the Proposal and it may be excluded under Rule 14a-8(i)(10).

III. Under Rule 14a-8(i)(2) the Proposal may be omitted because it would cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to omit from its proxy materials shareholder proposals that would, if implemented, "cause the company to violate any federal, state or foreign law to which it is subject." The Division has not recommended enforcement action for the exclusion of proposals that would cause a company to breach existing stock option agreements as such breach is a violation of state law. *Safety 1st, Inc.* (February 2, 1998).

The Proposal, if implemented, would cause Autodesk to violate both its 1996 Stock Plan and the Nonstatutory Stock Option Plan. The pertinent clause of each contract reads, "[n]o amendment, alteration, suspension or other termination of the Plan shall impair the rights of any Optionee, unless mutually agreed to in writing and signed by the Optionee and the Company." Implementation of the Proposal's requirements for performance hurdles or index-based vesting and other unspecific measures to ensure that executives face financial risks as associated with stock ownership would cause the Company to unilaterally modify existing stock option agreements in a manner that could be construed as adversely affecting an award under the applicable plan. This unilateral modification would be a breach of contract and thus a violation under Delaware law to which Autodesk is subject as a Delaware corporation. The Division has recently concurred with this position in responding to a no-action letter request from SBC Communications Inc. (February 7, 2003) (finding that "there appears to be some basis for [SBC's] view that SBC may exclude the proposal under Rule 14a-8(i)(2) because it may cause SBC to breach existing compensation agreements.")

IV. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it contains false and misleading statements.

The Proposal and the Supporting Statement may be excluded in their entirety under Rule 14a-8(i)(3) because they contain numerous statements that are false and misleading, either independently or because they are vague and indefinite, in violation of Rule 14a-9. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. SLB 14 states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Division] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Division to spend large amounts of time reviewing shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance...is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." SLB 14.

As set forth below, the Proposal and Supporting Statement contain the types of obvious deficiencies and inaccuracies that make Division review unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that they must be completely excluded. In the alternative, if the Division is unable to concur with our conclusion that the Proposal and Supporting Statement should be excluded in their entirety because of the numerous false and misleading statements contained therein, we respectfully request that the Division recommend exclusion and/or revision of the statements discussed below.

A. The Supporting Statement improperly characterizes the Proposal in a manner that is false and misleading.

The Supporting Statement is false and misleading because it suggests that the Proposal relates only to compensation of senior executives when the resolution impacts equity compensation to all employees. The Supporting Statement states that "it is important for companies to demonstrate to shareholders that compensation structures for senior executives incorporate features that align management's interests with those of shareholders, and do not unfairly and excessively enrich senior management." However, as discussed above, the Proposal relates to all equity compensation plans affecting all employees. The establishment of performance or index-based vesting requirements would apply to all of the Company's equity compensation plans, and thus to all of the Company's employees. Furthermore, the Proposal, if adopted, would require the Company to disclose information regarding the "equity intended to be transferred to employees" and the "wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees," and does not limit these disclosure to senior executives only. It is misleading to suggest the Proposal is limited to senior executive compensation.

B. The Supporting Statement includes several unsubstantiated opinions that are phrased as facts, rendering the Supporting Statement materially false or misleading.

The Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually TIAA-CREF's unsubstantiated opinions. Such statements render the Supporting Statement materially misleading, requiring the exclusion of the Proposal. In the alternative, these statements at the very least should be rephrased to either substantiate these assertions or indicate that they are merely TIAA-CREF's opinions. The following sentences in the Supporting Statement are uncorroborated opinions presented as facts:

- "Potential dilution reached about 50% at Autodesk in fiscal year 2002, and very large grants of fixed-price stock options ("mega-grants") and high "run rates" (the percentage of outstanding stock awarded annually), suggest that excessive wealth and ownership transfer could occur."

- "Autodesk's CEO, Carol Bartz, exercised options on 643,490 shares in fiscal 2002, realizing more than $6.5 million in value."

- "More than 3.2 million options remain unexercised, with in-the-money option value of over $20 million."
- "In addition, the wealth transfers occurred at a time salary increases were delayed, and the stock price loitered below competitive levels."
- "Finally, Autodesk's 3-year average annual "run rate" was more than 8%."

Each of these statements may lead stockholders to make certain assumptions regarding both stock option grants generally, and Autodesk's compensation practices in particular, without any corroboration whatsoever. TIAA-CREF fails to provide any authority, citations, or other relevant documentation for the assertions that (i) "[p]otential dilution reached about 50% at Autodesk in fiscal year 2002," (ii) Carol Bartz "exercised options on 643,490 shares in fiscal 2002, realizing more than $6.5 million in value," (iii) "[m]ore than 3.2 million options remain unexercised, with in-the-money option value of over $20 million," (iv) "Autodesk's 3-year average annual 'run rate' was more than 8%," or (v) "salary increases were delayed." TIAA-CREF cites no examples or support in asserting that "the stock price loitered below competitive levels," and whether or not "competitive" is purely a matter of opinion.

Similar phrases and statements of opinion in the past have led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In Halliburton Co. (January 30, 2001) the Staff concurred that the following four sentences in the supporting statement of a shareowner proposal on performance-based senior executive compensation were false and misleading because they were proponent's unsubstantiated opinions phrased as facts:

> Too often, though, as is the case at our Company, the executive compensation system awards average or below average performance and does not motivate senior management to excel. Rather than challenging them to achieve superior performance, enormous compensation packages, including massive stock option grants, effectuate significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest.... The current Compensation Committee report does not adequately detail how the Company's executives compensation system focuses senior management on achieving long-term success.

In addition, the Division has required proponents to substantiate opinions phrased as fact in a variety of other no-action letters. See, e.g., *Home Depot, Inc.* (April 4, 2000) (requiring the statements that "30% of HD directors have major flaws" and "Mr. Clendenin is over-extended" to be recast as proponent's opinion, and requiring that proponent include a source and citation for the statement that "70% of Home Depot directors are not independent"). The Division has required substantiation of statements in situations where proponents cast opinions as facts without providing any factual support. See, e.g., *Boeing Co.* (February 7, 2001) (requiring proponent to recast numerous statements as opinions and to provide factual support for several of its assertions); *R.J. Reynolds Tobacco Holdings, Inc.* (March 7, 2000) (requiring proponent to provide citations to a "report" and an "experiment" before such references could be included).

In accordance with the Staff's position regarding unsubstantiated opinions phrased as factual assertions, these five excerpts demonstrate that the Supporting Statement contains false and misleading statements.

C. Adherence to the 500-word limit does not excuse lack of substantiation of materially false or misleading statements.

In order to make the materially false and misleading statements in the Supporting Statement not misleading, TIAA-CREF may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Division does not allow proponents to use this as an excuse for making materially false and misleading statements. See, e.g., *Xcel Energy, Inc.* (February 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (January 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

D. Any revision to the Proposal submitted by TIAA-CREF in response to the Division's instruction must comply with Rule 14a-8(d).

In sum, as discussed in Subsections A, B and C, we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis. However, if the Division were to depart from the above statements in SLB 14 in responding to this letter, we believe that the Proposal and Supporting Statement nonetheless would have to be substantially revised before they could be included in the Proxy Statement, also pursuant to Rule 14a-8(i)(3).

In the event that the Division permits TIAA-CREF to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Division that such revisions are subject to complete exclusion by Autodesk if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Autodesk is attempting to finalize its proxy statement.

V. Conclusion

By copy of this letter, TIAA-CREF is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the supporting statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response in the event you disagree with the Company's conclusion. We would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please call the undersigned at (650) 565-3728. Thank you.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katherine Haar

cc: Marcia K. Sterling, Esq., Autodesk, Inc.
Peter C. Clapman, TIAA-CREF
Don S. Williams, Esq., Wilson Sonsini Goodrich & Rosati

EXHIBIT A

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans can effectively align senior executives' interests with those of long-term shareholders, and merit shareholder support.

WHEREAS, we believe other types of executive equity incentive structures, primarily fixed-price option plans, do not align such interests and may have played a significant role in recent corporate failures.

WHEREAS, we are further concerned that excessive options issued annually, and so-called "mega-grants" can result in powerful perverse incentive effects that are not in shareholders' best interests, and can shift wealth and ownership from public shareholders to management without explicit shareholder approval;

RESOLVED, that the shareholders request the Board of Directors adopt and disclose in the Proxy Statement, a new Policy designating the intended use of shareholders' equity in future management compensation programs, and submit for shareholder approval equity plans that comply with the Policy. That "Equity Policy" should include:

- The proportion of Autodesk's equity intended to be transferred to employees through stock plans, as measured by possible percentage dilution; and the distribution of this wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.

- Performance "hurdles" that must be met, or "indexing" features utilizing and consistently applying an applicable index or indexes as reported in newspapers of national circulation, that govern vesting of options or lapsing of restrictions on shares granted.

- Other measures to ensure that executives face financial risk as associated with stock ownership if the stock price declines.

SUPPORTING STATEMENT

We believe it is important for companies to demonstrate to shareholders that compensation structures for senior executives incorporate features that align management's interests with those of shareholders, and do not unfairly and excessively enrich senior management.

We have particular concerns about very dilutive equity plans. Potential dilution reached about 50% at Autodesk in fiscal year 2002, and very large grants of fixed-price stock options ("mega-grants") and high "run rates" (the percentage of outstanding stock awarded annually), suggest that excessive wealth and ownership transfer could occur. Autodesk's CEO, Carol Bartz, exercised options on 643,490 shares in fiscal 2002, realizing more than $6.5 million in value. More than 3.2 million options remain unexercised, with in-the-money option value of over $20 million. Those wealth transfers occurred although the Compensation Committee reports that Ms. Bartz' performance led to an incentive payment only slightly more than half the "bonus she could have received if the Company had met its fiscal year 2002 financial targets." In addition, the wealth transfers occurred at a time salary increases were delayed, and the stock price loitered below competitive levels.

Finally, Autodesk's 3-year average annual "run rate" was more than 8%. Both dilution and "run rate" are more than twice TIAA-CREF's guideline maximums.

In view of these concerns about the dilution level of fixed-price option grants, and excessive wealth and ownership transfers, we believe Autodesk's Board of Directors should adopt an Equity Policy as resolved, and put in place stock compensation programs that comply with that Policy.



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

March 10, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal for Inclusion in Autodesk, Inc. 2003 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of Autodesk, Inc. (the "Company"), we filed a no-action request, dated March 3, 2002, with the Securities and Exchange Commission (the "Commission") in connection with the Company's intention to exclude from its proxy statement for its 2003 Annual Meeting of Stockholders the stockholder proposal and the statement supporting the proposal (collectively, the "Proposal") submitted to the Company by the Teachers Insurance and Annuity Association-College Retirement Equities Fund (the "Proponent").

The Proponent has formally withdrawn the Proposal as evidenced by the letter dated March 5, 2003 (attached as Exhibit A hereto). In view of the Proponent's formal withdrawal, we hereby notify the Commission that the Company is withdrawing its above-referenced no-action request accordingly.

Should you have any questions regarding the foregoing, please telephone the undersigned at (650) 565-3728. Thank you.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Katherine Haar

cc: Marcia K. Sterling, Esq., Autodesk, Inc.
Peter C. Clapman, TIAA-CREF
Don S. Williams, Esq., Wilson Sonsini Goodrich & Rosati

C:\NrPortbl\PALIB2\KIH\2446495_1.DOC

650 Page Mill Road, Palo Alto, CA 94304-1050 • 650.493.9300 Tel • 650.493.6811 Fax • www.wsgr.com
AUSTIN • KIRKLAND • McLEAN • NEW YORK CITY • PALO ALTO • SALT LAKE CITY • SAN FRANCISCO

Exhibit A

Withdrawal Letter of TIAA-CREF


TIAA
CREF

Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President & Chief Counsel, Corporate Governance
212-916-4232
212-916-5813-FAX
pclapman@tiaa-cref.org

March 5, 2003

Ms. Marcia K. Sterling
Autodesk
20400 Stevens Creek Blvd.
Suite 600
Cupertino, CA 95014

Dear Marsha:

In accordance with our discussion today, this letter confirms that we have withdrawn our shareholder resolution.

Sincerely,

Peter C. Clapman